UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41630

HAMMERHEAD ENERGY INC.

(Exact name of registrant as specified in its charter)

Suite 2700, 525-8th Avenue SW

Calgary, Alberta T2P 1G1

(403) 930-0560

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Shares, without par value

Warrants to purchase Class A Common Shares
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Shares, without par value: One (1) *

Warrants to purchase Class A Common Shares: Zero (0) **

*	Effective December 21, 2023, Hammerhead Energy Inc. (the “Registrant”) and Crescent Point Energy Corp. (“Crescent Point”) completed a court-approved statutory plan of arrangement under the Alberta Business Corporations Act pursuant to which Crescent Point acquired all of the issued and outstanding Class A common shares of the Registrant.

**	On September 15, 2023, the Registrant redeemed all outstanding Warrants of the Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hammerhead Energy Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Hammerhead Energy Inc.

Date: January 2, 2024	By:	/s/ Mark Eade
		Name:	Mark Eade
		Title:	Corporate Secretary